ANFIELD SUJIR KENNEDY & DURNO

BARRISTERS & SOLICITORS

1600 - 609 GRANVILLE STREET
P.O. BOX 10068 PACIFIC CENTRE
VANCOUVER, B.C. V7Y 1C3

TELEPHONE: (604) 669-1322
FACSIMILE: (604) 669-3877

REPLY TO THE ATTENTION OF: Michael Kennedy
E-MAIL: mkennedy@askdlaw.com

SEC MAIL PROCESSING SECTION DEC 0 5 2003 WASH. D.C. 199

OUR FILE NUMBER: MK/7248

03038000

December 3, 2003

VIA: COURIER

PROCESSED DEC 15 2003 THOMSON FINANCIAL

SUPPL

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs/Mesdames:

Re: BioMS Medical Corp. (the "Issuer")
Submission Pursuant to Rule 12g3-2(b) under the United States Security Act of 1934
Your File No. 82-3468-9

Further to the above-captioned matter, please find enclosed the following relevant documents since the date of the Issuer's previous submission:

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)		WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
1.	Information which the Issuer has made or is required to make public since June 10, 2003 (date of most recent submission) pursuant to the laws of Canada:		
a.	news releases i. November 18, 2003 ii. November 28, 2003	immediately	Issuer
b.	unaudited interim financial statements for the period ended, together with Management Discussion and Analysis: i. September 30, 2003	within 60 days from the day to which it is made up	Issuer

dlw 12/8

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)	WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
2. Information which the Issuer has filed or is required to file with The Toronto Stock Exchange:		
a. the same information as referred to in items 1.a and 1.b above		
3. Materials which the Issuer has distributed or is required to distribute to its security holders:		
a. the same information as referred to in item 1.b above		

We trust you will find the foregoing satisfactory. Should you have further questions or comments, please do not hesitate to contact the undersigned.

Yours truly,

ANFIELD SUJIR KENNEDY & DURNO

per:

Michael Kennedy

MK/ro
Enclosures

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

BioMS MEDICAL™

FOR IMMEDIATE RELEASE

Toronto Stock Exchange Symbol: MS

BioMS ADVANCES REGULATORY PROCESS FOR MS DRUG

- MBP8298 pre-CTA package submitted to Health Canada -

Edmonton, Alberta, November 18, 2003 - BioMS Medical Corp (TSX: MS) today announced it has submitted its pre-CTA (Clinical Trial Application) information package for its lead product, MBP8298, a novel proprietary peptide therapeutic for the treatment of secondary progressive multiple sclerosis (MS), to the Therapeutic Products Directorate of Health Canada for discussion.

"Initiating a formal dialogue with Health Canada is an important milestone in our regulatory strategy for MBP8298," said Kevin Giese, President of BioMS Medical. "We look forward in the year ahead to gaining the approval we seek to initiate a pivotal human clinical trial for this important drug and commencing the trial."

MBP8298 is a synthetic peptide therapeutic for the treatment of MS that has undergone over 10 years of clinical study, successfully completing Phase I and II trials. In a double-blinded Phase II clinical trial, MBP8298 was shown over a two-year period to delay the progression of the disease in 100% of patients with either HLA-DR2 or HLA-DR4 immune response genes, whereas 60% of patients on placebo had disease progression ($p=0.01$). HLA-DR2 is the genetic marker most clearly associated with susceptibility to MS, with approximately 75% of the estimated 2 million MS patients worldwide carrying either HLA-DR2 or HLA-DR4 genes.

<u>About Multiple Sclerosis</u>

Multiple sclerosis (MS) is one of the most common diseases of the central nervous system. MS is believed to be an autoimmune disease whereby the myelin basic protein (MBP) in the nerves myelin is attacked. Inflammation and ultimate loss of myelin causes disruption to nerve transmission and affects many functions of the body.

An estimated 2,000,000 people in the world have MS, half of which have secondary progressive MS. There have been few treatments for secondary progressive MS approved to date, and many of these treatments face limitations in terms of demonstrating a strong effectiveness and lack of side effects. This potentially represents a very large and unique market opportunity for MBP8298.

<u>About BioMS Medical Corp.</u>

BioMS Medical Corp. is a biopharmaceutical company dedicated to the development and commercialization of innovative therapies. BioMS Medical's patented MBP8298 technology for the treatment of multiple sclerosis has undergone Phase I and II human clinical trials. The Company has recently licensed a second platform technology, HYC750, involving a potential method for mobilization of stem cells and neutrophils for the treatment of cancer therapy related side effects. BioMS Medical trades on the Toronto Stock Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS Medical with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For further information please contact:

Ryan Giese
Corporate Communications
BioMS Medical Corp.
Phone: 780-413-7152
rgiese@biomsmedical.com

James Smith
Investor Relations, Toronto
Phone: 416-815-0700 ext. 229
jsmith@equicomgroup.com

Barry Mire
Investor Relations, Quebec and the United States
Phone: 514-939-3989
bmire@renmarkfinancial.com

MEDICAL™

www.biomsmedical.com
TSX: MS

FOR IMMEDIATE RELEASE

BioMS REPORTS THIRD QUARTER 2003 FINANCIAL RESULTS

Edmonton, Alberta, November 28, 2003 – BioMS Medical Corp (TSX: MS), a leading developer in the treatment of multiple sclerosis (MS), today announced financial results for the third quarter ended September 30, 2003.

The consolidated net loss for the three months ended September 30, 2003 was $1.5 million or ($0.03) per share compared to a consolidated net loss of $1.8 million or ($0.04) per share for the same period in 2002. For the nine months ended September 30, 2003, the consolidated net loss was $4.6 million or ($0.09) per share compared to $5.3 million or ($0.11) per share for the same period in 2002. Total consolidated expenses for the three months ended September 30, 2003 were $1.6 million as compared to $1.9 million for the same period in 2002. Total consolidated expenses for the nine months ended September 30, 2003 were $5.2 million compared to $5.7 million for the same period in 2002. The largest contributors to the decrease in total expenditures in the third quarter were reduced general and administrative expenses.

As at September 30, 2003 the Company had cash and short-term investments totaling $19.8 million as compared to $23.9 million at December 31, 2002. At September 30, 2003, the Company had working capital of $18.6 million as compared to $22.1 million at December 31, 2002. The current working capital is sufficient for the Company to meet its ongoing obligations.

"Our focus for the third quarter was to continue to advance MBP8298 through the regulatory process and get this important MS drug to market as rapidly as possible," said Mr. Kevin Giese, President of BioMS Medical. "Subsequent to the end of the quarter, we initiated a formal dialogue with Health Canada, and look forward to a successful process leading to the commencement of our pivotal trial for MBP8298."

MBP8298 is a synthetic peptide therapeutic for the treatment of MS that has undergone over 10 years of clinical study, successfully completing Phase I and II trials. In a double-blinded Phase II clinical trial, MBP8298 was shown over a two-year period to delay the progression of the disease in 100% of patients with either HLA-DR2 or HLA-DR4 immune response genes, whereas 60% of patients on placebo had disease progression ($p=0.01$). HLA-DR2 is the genetic marker most clearly associated with susceptibility to MS, with approximately 75% of the estimated 2 million MS patients worldwide carrying either HLA-DR2 or HLA-DR4 genes.

About BioMS Medical Corp.
BioMS Medical Corp. is a biopharmaceutical company dedicated to the development and commercialization of innovative therapies. BioMS Medical's patented MBP8298 technology for the treatment of multiple sclerosis has undergone Phase I and II human clinical trials. The Company has recently licensed a second platform technology, HYC750, involving a method for mobilization of stem cells and neutrophils for the treatment of cancer therapy related side-effects. BioMS trades on the Toronto Stock Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:
Ryan Giese
Corporate Communications
BioMS Medical Corp.
780-413-7152
780-408-3040 Fax
E-mail: rgiese@biomsmedical.com
Internet: www.biomsmedical.com

James Smith
Investor Relations, Toronto
416-815-0700 ext. 229
416-815-0080 Fax
E-mail: jsmith@equicomgroup.com

Mr. Barry Mire
Investor Relations, Quebec and U.S.
Phone: 514-939-3989
E-mail: bmire@renmarkfinancial.com

BIOMS MEDICAL CORP.
(Unaudited)
Interim Consolidated Financial Statements
September 30, 2003

BIOMS MEDICAL CORP.

(Unaudited)

Interim Consolidated Balance Sheet

September 30, 2003

	September 30, 2003	December 31, 2002 (Audited)
ASSETS		
Current Assets		
Cash	**$ 19,755,560**	$ 23,860,849
Amounts receivable	**45,868**	72,829
Prepaid expenses	**137,822**	81,598
	19,939,250	24,015,276
Licensing costs (Note 3)	**13,638,141**	14,741,947
Property and equipment (Note 4)	**62,838**	50,294
	$ 33,640,229	$ 38,807,517
LIABILITIES		
Accounts payable	**$ 1,307,173**	$ 1,771,247
SHAREHOLDERS' EQUITY		
Share capital (Note 5)	**50,051,770**	50,081,276
Deficit	**(17,718,714)**	(13,045,006)
	32,333,056	37,036,270
	$ 33,640,229	$ 38,807,517

Approved on behalf of the Board

Director   Director

BIOMS MEDICAL CORP.

(Unaudited)

Interim Consolidated Statement of Operations

For the Nine Months Ended September 30, 2003

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
	2003	2002	**2003**	2002
		(Note 18)		(Note 18)
Revenue				
Interest income	**$ 173,220**	$ 145,816	**$ 594,437**	$ 386,119
Expenses				
Research and development (Note 6)	**954,845**	987,532	**2,269,688**	3,283,791
Amortization of licensing costs	**367,936**	370,685	**1,103,806**	1,101,428
General and administrative (Note 7)	**307,277**	548,114	**1,825,826**	1,277,688
Amortization of property and equipment	**2,812**	3,352	**9,379**	9,063
	1,632,880	1,909,683	**5,208,699**	5,671,970
Net loss	**$ 1,459,660**	$ 1,763,867	**$ 4,614,262**	$ 5,285,851
Loss per common share - basic and diluted (Note 8)	**$ 0.03**	$ 0.04	**$ 0.09**	$ 0.11

BIOMS MEDICAL CORP.

(Unaudited)

Interim Consolidated Statement of Deficit

For the Nine Months Ended September 30, 2003

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
	2003	2002	**2003**	2002
		(Note 18)		(Note 18)
Balance, beginning of period	**$16,199,608**	$ 8,763,943	**$13,045,006**	$ 5,241,959
Net loss	**1,459,660**	1,763,867	**4,614,262**	5,285,851
Excess of repurchase price of common shares over stated capital (Note 5)	**59,446**	---	**59,446**	---
Balance, end of period	**$17,718,714**	$ 10,527,810	**$17,718,714**	$10,527,810

BIOMS MEDICAL CORP.

(Unaudited)

Interim Consolidated Statement of Cash Flows

For the Nine Months Ended September 30, 2003

	For the Three Months Ended September 30, 2003	For the Three Months Ended September 30, 2002 (Note 18)	For the Nine Months Ended September 30, 2003	For the Nine Months Ended September 30, 2002 (Note 18)
Cash used in:				
Operating Activities				
Net loss	**$ (1,459,660)**	$ (1,763,867)	**$ (4,614,262)**	$ (5,285,851)
Items not involving cash:				
Amortization of licensing costs	**367,936**	370,685	**1,103,806**	1,101,428
Amortization of property and equipment	**2,812**	3,352	**9,379**	9,063
Net change in non-cash working capital balances related to operations (Note 9)	**(390,218)**	533,702	**(493,337)**	275,138
	(1,479,130)	(856,128)	**(3,994,414)**	(3,900,222)
Investing Activities				
Purchase of property and equipment	**(8,709)**	(3,185)	**(21,923)**	(33,438)
Financing Activities				
Repurchase of share capital	**(88,952)**	---	**(88,952)**	---
Decrease in cash	**(1,576,791)**	(859,313)	**(4,105,289)**	(3,933,660)
Cash, beginning of period	**21,332,351**	22,725,098	**23,860,849**	25,799,445
Cash, end of period	**$ 19,755,560**	$ 21,865,785	**$ 19,755,560**	$21,865,785
Cash consists of:				
Cash	**$ 881,027**	$ 632,589	**$ 881,027**	$ 632,589
Interest bearing deposits and securities	**18,874,533**	21,233,196	**18,874,533**	21,233,196
	$ 19,755,560	$ 21,865,785	**$ 19,755,560**	$21,865,785

1. Nature of Business

The Corporation was incorporated pursuant to the provisions of the Company Act (British Columbia) on December 15, 1998 under the name 576693 BC Ltd. The Corporation was continued into the province of Alberta on July 31, 2001. The Corporation changed its name to EPS Capital Corp. on February 9, 2001 and to BioMS Medical Corp. (BioMS) on July 30, 2001.

The Corporation is a development stage company and has an exclusive worldwide license to certain medical technology for the treatment of multiple sclerosis.

The Corporation has also obtained an exclusive worldwide license to new medical technology for mobilizing hematopoetic cells in humans.

2. Summary of Significant Accounting Policies

Principles of Consolidation

These consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiary, Rycor Technology Investments Ltd. All intercompany balances and transactions have been eliminated on consolidation.

Cash

Cash includes short term investments and term deposits, which are highly liquid interest bearing marketable securities or deposits with a maturity of three months or less when purchased. The short term investments are valued at cost.

Property and Equipment

Property and equipment is recorded at cost. Amortization is calculated on an annual 20% straight-line basis.

Licensing Costs

Costs incurred to acquire license rights and acquire product and process technology are capitalized. Capitalized costs are being amortized on the straight-line method over the term of the license agreement, being twelve years.

Research and Development Costs

Research and development costs are expensed as incurred unless they meet Canadian generally accepted accounting criteria for deferral and amortization. The Corporation reassesses whether it has met the relevant criteria for deferral and amortization at each reporting date. To date, no development costs have been deferred.

2. **Summary of Significant Accounting Policies** (Continued)

Future Income Taxes

Future income taxes result principally from temporary differences in the recognition of certain revenue, and expense items for financial and income tax reporting purposes. The principal items which result in timing differences between financial and tax reporting purposes are amortization and tax loss carry forwards. Due to the uncertainty surrounding the realization of the future income tax assets at September 30, 2003, no future income taxes have been reported.

Revenue Recognition

Interest revenue is recognized on the accrual basis in accordance with the terms of the deposits or securities held.

Future revenues which may arise from licensing, royalties or sales of products will be recognized on an accrual basis in accordance with contractual agreements.

Stock Based Compensation

Effective for the fiscal year ended December 31, 2002, the Corporation has adopted the recommendations of the new CICA Handbook section 3870 *Stock-Based Compensation and Other Stock-Based Payments* with respect to its incentive stock option plan as described in Note 5. As permitted by the new standard, the Corporation has elected to continue measuring compensation cost based on the excess, if any, of the quoted market value of the stock at the date of the grant over the exercise price of the stock options.

Amounts received from the exercise of share options and warrants are recorded as share capital. Compensation expense is not recognized on the issuance of common share options to directors and employees as the exercise price of the options is approximately equal to the market value of the common shares at the date of grant.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BIOMS MEDICAL CORP.

(Unaudited - See Notice to Reader)

Notes to the Interim Consolidated Financial Statements

September 30, 2003

3. **Licensing Costs**

	September 30, 2003			December 31, 2002
	Cost	**Accumulated Amortization**	**Net**	Net
Licensing costs	**$ 17,665,286**	**$ 4,027,145**	**$ 13,638,141**	$ 14,741,947

4. **Property and Equipment**

	September 30, 2003			December 31, 2002
	Cost	**Accumulated Amortization**	**Net**	Net
Computer equipment	**$ 70,950**	**$ 18,303**	**$ 52,647**	$ 40,128
Leasehold improvements	**14,155**	**3,964**	**10,191**	10,166
	$ 85,105	**$ 22,267**	**$ 62,838**	$ 50,294

BIOMS MEDICAL CORP.

(Unaudited)

Notes to the Interim Consolidated Financial Statements

September 30, 2003

---

5. **Share Capital**

Authorized:
- Unlimited number of Class A and B voting, common shares
- Unlimited number of Class C and D non-voting, common shares
- Unlimited number of Class E, F, G, H and I non-voting, redeemable, retractable, preferred shares

Class A common shares issued:

	Number of Common Shares	Amount
BioMS Medical Corp.		
December 31, 2002		
Outstanding, beginning of year	47,897,919	$ 46,837,732
Issued for cash on exercise of share purchase warrants	658,752	2,635,008
Private placement; issued for cash	150,000	615,000
Issued for cash on exercise of employee stock options	3,000	8,911
Share issuance costs	---	(15,375)
Outstanding, end of year	48,709,671	$ 50,081,276
September 30, 2003		
Outstanding, beginning of period	48,709,671	$ 50,081,276
Repurchased pursant to normal course issuer bid	(28,700)	(29,506)
Outstanding, end of period	48,680,971	$ 50,051,770

5. **Share Capital** (Continued)

Normal Course Issuer Bid

On August 7, 2003, the Corporation received approval for a Normal Course Issuer Bid allowing the Corporation to repurchase up to 500,000 Class A common shares, during the period of August 15, 2003 to August 14, 2004 at the market price at the time of the purchase. All common shares acquired by the Corporation pursuant to the Normal Course Issuer Bid will be cancelled by BioMS Medical Corp. During the nine months ended September 30, 2003, the Corporation purchased 28,700 common shares at an average price of $3.10 per share. The excess of the purchase price over the net book value of the common shares has been charged to the deficit.

Incentive Stock Option Plan

The Corporation's incentive stock option plan permits the grant of stock options to employees, directors, officers and consultants of the Corporation. The options are non-transferable. Options granted to directors and officers will terminate one year following the date the optionee ceases to be a director or hold an office of the Corporation by reason of death or 90 days after ceasing to be a director or officer for any reason other than death. Options granted to employees and consultants will expire on the date the optionee ceases to be an employee or consultant of the Corporation. At September 30, 2003, 4,000,000 common shares were reserved for stock options.

	September 30, 2003			December 31, 2002		
	Number of Options		**Weighted Average Exercise Price**	Number of Options		Weighted Average Exercise Price
Outstanding, beginning of period	**2,541,500**	**$**	**3.17**	1,059,500	$	2.15
Granted	**430,000**		**3.55**	1,485,000		3.89
Exercised	**---**		**---**	(3,000)		2.97
Outstanding, end of period	**2,971,500**	**$**	**3.22**	2,541,500	$	3.17

5. **Share Capital** (Continued)

Range of exercise prices:

	Options Outstanding			Options Exercisable	
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number of Options	Weighted Average Exercise Price
$0.20	159,500	$ 0.20	2.3	159,500	$ 0.20
$2.50 to $2.99	1,122,000	2.59	2.9	624,000	2.62
$3.00 to $3.50	225,000	3.17	9.9	127,800	3.25
$3.65	60,000	3.65	9.5	60,000	3.65
$4.00 to $4.50	1,375,000	4.02	8.7	1,140,000	4.03
$5.75	30,000	5.75	3.1	30,000	5.75
	2,971,500	3.22	6.2	2,141,300	3.30

1,696,000 options are issued to directors and 1,275,000 options are issued to employees and consultants.

In addition to the above options, the Corporation has issued warrants as follows:

	Weighted Average Number of Warrants	Subscription Price
December 31, 2002		
Outstanding, beginning and end of period	1,650,000	$ 5.80
September 30, 2003		
Outstanding, beginning of period	1,650,000	$ 5.80
Outstanding, end of period	1,650,000	$ 4.00

5. **Share Capital** (Continued)

The remaining 1,650,000 Series A share purchase warrants at September 30, 2003 have an expiry date of October 22, 2004. They entitle the holders to purchase up to an aggregate of 1,650,000 Class A common shares at the subscription price of $4.00 per share.

In addition to the above options and warrants, on October 23, 2001, the Corporation issued agent's warrants entitling the holder to purchase up to 330,000 units at the subscription price of $2.50 per unit on or before October 22, 2004. Each unit consists of one Class A common share and one half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one Class A common share at the subscription price of $4.00 per share on or before October 22, 2004.

Effective September 30, 2003, the exercise price of warrants to purchase up to 1,815,000 common shares was reduced from $5.80 per share to $4.00 per share and the expiry date was extended from October 22, 2003 to October 22, 2004.

6. **Research and Development Expense**

Research and development costs consist primarily of products and consulting services relating to the development and testing of technology for the treatment of multiple sclerosis.

7. **General and Administrative Expenses**

General and administrative expenses consist primarily of consulting services, office expenses, occupancy costs and management remuneration and expenses.

8. **Loss Per Share**

Loss per common share has been calculated on the weighted average number of common shares outstanding for the period of 48,680,971 (September 30, 2002 - 47,897,919).

The effect of potential exercise of options and warrants is anti-dilutive at September 30, 2003 and has therefore been excluded from the calculation of diluted loss per share.

9. Non-Cash Working Capital Balances

The net change in non-cash working capital balances consists of:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
	2003	2002	**2003**	2002
Amounts receivable	**$ 233,332**	$ 106,135	**$ 26,961**	$ 17,016
Prepaid expenses	**(29,508)**	22,788	**(56,224)**	(13,898)
Accounts payable	**(594,042)**	404,779	**(464,074)**	272,020
	$ (390,218)	$ 533,702	**$ (493,337)**	$ 275,138

10. Income Tax Losses

Due to the uncertainty surrounding the realization of the future income tax benefits at September 30, 2003, no future income tax assets have been recorded.

The Corporation has non-capital income tax losses in the amount of $14,425,692 in the aggregate, which were incurred for the following periods ended:

December 31, 2000	$ 659,307
December 31, 2001	3,056,691
December 31, 2002	6,066,787
September 30, 2003	4,642,907
	$ 14,425,692

These losses may be carried forward for seven fiscal periods from the date incurred. The potential income tax benefit of these losses has not been reflected in the financial statements to September 30, 2003.

11. Commitments

The Corporation has entered into a licensing agreement to cover certain patent claims related to medical technology for the treatment of Multiple Sclerosis. The licensing agreement requires payment of a monthly maintenance fee plus royalties on an escalating scale based on net sales of the licensed product.

11. **Commitments** (Continued)

On September 25, 2002, the Corporation entered into a licensing agreement to cover certain patent claims relating to new medical technology for mobilizing hemotopoetic cells in humans. This licensing agreement requires payment of an initial licensing fee to be made concurrently with execution of the Clinical Research Program Agreement, additional payments upon reaching certain objectives and royalties on an escalating scale based on net sales of the licensed product.

12. **Financial Instruments**

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

Financial instruments of the corporation consist mainly of cash, amounts receivable and accounts payable. As at September 30, 2003, there are no significant differences between the carrying amounts of these items and their estimated fair values.

13. **Interest Rate Risk**

The corporation has reduced its exposure to interest rate risk by holding short term deposits.

14. **Related Party Transactions**

The Corporation paid management and administration amounts of $378,750 (September, 2002 - $270,000) and office rent in the amount of $36,375 (September 30, 2002 - $18,000) to companies controlled by directors of the Corporation.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

15. **Credit Risk**

The Corporation has no exposure to credit risk as no sales have yet occurred.

16. **Subsequent Event**

On October 28, 2003, the Corporation received proceeds of $825,000 from the exercise of approximately 330,000 broker warrants.

17. **Comparative Figures**

The comparative figures for the three months ended September 30, 2002 and for the nine months ended September 30, 2002 have not been audited or reviewed.

Management's Discussion and Analysis of Financial Condition and Results o

The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited consolidated financial statements and accompanying notes herein, as well as the audited consolidated financial statements for the fiscal year ended December 31, 2002. Unless otherwise indicated, all amounts shown are in Canadian dollars.

Overview

BioMS Medical Corp. ("BioMS" or the "Company") has licensed a synthetic peptide technology, MBP8298, for the treatment of multiple sclerosis on a worldwide basis. To date, MBP8298 has undergone Phase I and II human clinical trials. The Company has also licensed a new platform technology, HYC750, involving a method for mobilizing hematopoetic cells in humans for use in the treatment of cancer therapy related side effects and other diseases. The technology has undergone certain pre-clinical testing, as well as preliminary human clinical trials. To fund its operations, the Company relies upon proceeds of public and private offerings of equity securities and interest income.

Shares of the Company trade on the Toronto Stock Exchange (TSX), under the symbol MS.

Discussion of Operations and Financial Condition

The consolidated net loss for the three months ended September 30, 2003 was $1.5 million or $0.03 per share compared with a consolidated net loss of $1.8 million or $0.04 per share for the same period in 2002. The decreased loss in 2003 resulted primarily from reduced expenditure on general and administrative expenses. For the nine months ended September 30, 2003, the consolidated net loss was $4.6 million or $0.09 per share compared to $5.3 million or $0.11 per share for the corresponding period in 2002.

Revenue

The Company reported interest revenue of $.2 million for the three month period ended September 30, 2003, as compared to $.1 million for the same period in 2002. For the nine-month period ended September 30, 2003, interest revenue was $0.6 million compared to $0.4 million for the same period in 2002. The Company expects that interest revenue will continue to fluctuate in relation to prevailing interest rates and amounts of funds invested.

Expenses

Total consolidated expenses for the three months ended September 30, 2003 were $1.6 million as compared with $1.9 million in the same period in 2002. For the nine-month period ended September 30, 2003, total consolidated expenses were $5.2 million compared to $5.7 million for the same period in 2002. The largest contributor to the decrease was the reduced expenditures related to general and administrative expenses of the company.

Research and Development

Research and development expenditures for the three months ended September 30, 2003 totaled $1.0 million compared with $1.0 million in 2002. Research and development expenditures for the nine months ended September 30, 2003 totaled $2.3 million compared with $3.3 million in 2002.

General and Administrative

General and administrative expenditures decreased to $.3 million for the three months ended September 30, 2003 as compared to $.5 million in the same period in 2002. General and administrative costs represented approximately 18% of total gross expenses for the Company in 2003 compared with approximately 29% in 2002. General and administrative costs include the following: investor relations, professional fees, business development, insurance, listing fees, consulting services, office expenses, occupancy costs, management remuneration, and various other expenses relating to the operations and growth of the Company. For the nine months ended September 30, 2003, general and administrative expenditures increased to $1.8 million as compared to $1.3 million for the same period in 2002.

Liquidity and Solvency

As at September 30, 2003 the Company had cash and short-term investments totaling $19.8 million as compared to $23.9 million at December 31, 2002 and $23.9 million at September 30, 2002.

At September 30, 2003, the Company had working capital of $18.6 million as compared to $22.1 million at December 31, 2002. The current working capital is sufficient for the Company to meet its on going obligations.

BioMS has implemented a disciplined approach to the management of liquidity, capital and overall stability. The Company invests its cash reserves in liquid, high-grade interest bearing securities.

The Company used $1.6 million cash in operating activities for the three months ended September 30, 2003 as compared to $.9 million in the same period ended September 30, 2002. For the nine months ended September 30, 2003, the company used $4.1 million as compared to $3.9 million for the same period in 2002.

Outlook

BioMS expects to continue to incur operating losses until such time as its MBP8298 technology for the treatment of Multiple Sclerosis has received regulatory approval and is available for commercial production. The company has sufficient cash to cover the expected costs of the next clinical trials in Canada for MBP8298 and HYC750. However when BioMS commences to seek regulatory approval for MBP8298 outside of Canada the Company will need to approach the equity markets for additional funding. The Company's ability to raise capital will depend on equity market conditions at that time.

Risks and Uncertainties

The Company's operations involve certain risks and uncertainties that are inherent to the Company's industry. The most significant known risks and uncertainties faced by the Company are described below.

Licenses and Patents. The Company's success will depend in part on its ability to obtain licenses and patents, protect its trade secrets and operate without infringing the exclusive rights of other parties. There is no guarantee that any license and patent that will be granted to the Company will bring any competitive advantage to the Company, that its license and patent protection will not be contested by third parties, or that the licenses and patents of competitors will not be detrimental to the Company's commercial activities. It cannot be assured that competitors will not independently develop products similar to the Company's products, that they will not imitate the Company's products or that they will not circumvent licenses and patents granted to the Company.

Clinical Studies. The Company is presently in the final stages of designing clinical studies for its products. These studies require considerable resources from the Company. Obtaining positive and conclusive results from these studies is an essential condition of product commercialization. Therefore, unsatisfactory results may considerably hinder the development and commercialization of the Company's products.

Regulatory Approvals. In order to commercialize its products and hence generate revenues, the Company must first obtain the approval of regulatory agencies in each of the countries where it wishes to sell its products. The Company's products may not meet the criteria established by the various agencies and, consequently, may not obtain required approvals for commercialization.

Commercialization. Once commercialized, the Company's products may potentially compete with existing products on the market. Various people in the healthcare sector, such as those who may prescribe or dispense the new drugs commercialized by the Company and the parties responsible for drug reimbursement, may select other treatments than those offered by the Company.

Competition. The Company is subject to significant competition from pharmaceutical companies, biotechnology companies, academic and research institutions as well as government agencies with greater capital resources, research and development staffs and facilities who are pursuing the development of products that are similar to the Company's. Many of these organizations have marketing capabilities superior to the Company's.

Capital Resources. In order to achieve its long term development and commercialization strategy, the Company will need to raise additional capital through the issuance of shares or collaboration agreements or partnerships that would allow the Company to finance its activities. Nothing guarantees that additional funds will be available or that they may be acquired according to acceptable terms and conditions, allowing the Company to successfully market its products.

Human Resources. Members of management and scientists are highly qualified individuals who are essential to the successful research and development of the Company's products. Loss of services from a large part of this group or the inability of the Company to attract highly qualified personnel could compromise the Company's growth.

Volatility of Share Price. The market price of the company's shares is subject to volatility. General market conditions as well as differences between the Company's financial, scientific and clinical results and the expectations of securities analysts covering its activities can have a significant impact on the trading price of the Company's shares.

Harbor Statement. The matters discussed in this annual report and more specifically in this management's discussion and analysis of financial condition and results of operations are, by nature, forward looking. For the reasons mentioned above and elsewhere in this annual report, as well as for other reasons, actual results could differ materially.